Contact

www.linkedin.com/in/michael-arens-cer (LinkedIn)

Top Skills

Cloud Ground Control

Teamwork

Start-ups

Languages

German (Professional Working)

Honors-Awards

Cohort 8 University of Cincinnati Accelerator

Cohort at I-Corps@Ohio

TedX Keynote Speaker

OCEAN Programs Sprint accelerator

Honors Convocation Award of Excellence in Entrepreneurship

Michael Arens

CEO @ Clean Earth Rovers: The first autonomous marine debris collection & water quality data system made in America | TedX speaker | Entrepreneur | content creator @ Invisible Oceans Project
Costa Mesa, California, United States

Summary

Hello! My name is Michael Arens I am an alumni from Xavier University. I am also the Founder of Clean Earth Rovers, a startup that focuses on developing technologies that clean fragile marine ecosystems of plastic pollutants.

I started Clean Earth Rovers in 2019 after two years of work and development on The Plastics Piranha. Taking this step has helped me to pursue my dreams of building a cleaner, more sustainable, tomorrow for myself and for generations to come. Ocean Plastic is one of the biggest issues we face as a society and we are here to create solutions that solve the problem.

At Clean Earth Rovers, we believe that using sustainable and autonomous technology will be the key to fighting the ocean plastic crisis. Making the means of collection more efficient and effective only helps us reach our goal of building a circular economy around sustainable and recycled packaging.

Being a student and an entrepreneur I am always willing to have a conversation to learn something new and talk about my vision with Clean Earth Rovers. Please feel free to connect and take time to look at www.cleanearthrovers.com

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Experience

Clean Earth Rovers
Founder, CEO
March 2019 - Present (4 years 2 months)

Cintrifuse
Sustainable development lead, Entrepreneurs Change the World logistics coordinator

March 2021 - July 2021 (5 months)
Cincinnati Metropolitan Area

Searen LLC
Business Consultant
May 2020 - August 2020 (4 months)

Single Phase Power Solutions, LLC
Sales And Marketing Associate
January 2020 - May 2020 (5 months)
Cincinnati, Ohio

Missouri Valley Glass Co. Inc.
Intern Marketing
May 2018 - August 2018 (4 months)

Missouri Valley Glass Co. Inc.
Intern
May 2017 - August 2017 (4 months)

Midwest Pool Management
Pool Attendant
May 2015 - September 2016 (1 year 5 months)
Greater St. Louis Area

Worked concessions, cleaned pools daily, took and adjusted chemicals, took inventory.

Education

Xavier University
Bachelor of Science in Business Administration - BSBA, Entrepreneurship/Entrepreneurial Studies · (2017 - 2021)

Seaworthy Collective
· (May 2022 - July 2022)

Cleantech Open
· (July 2021 - October 2021)

1819 venture labs pre-accelerator

· (January 2020 - March 2020)

I-Corps@OH

· (March 2020 - October 2020)